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                                                                    EXHIBIT 99.3


                               ITEM 7 INFORMATION


         GE Capital CFE, Inc. is a wholly-owned subsidiary of General Electric Capital Corporation, which in turn is a wholly-owned subsidiary of General Electric Capital Services, Inc. General Electric Capital Services, Inc. is a wholly-owned subsidiary of General Electric Company.